


13000470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/4/13

March 15, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/15/13

Sanford J. Lewis
sanfordlewis@strategiccounsel.net

Re: Alpha Natural Resources, Inc.
Incoming letter dated February 4, 2013

Dear Mr. Lewis:

This is in response to your letters dated February 4, 2013, February 11, 2013 and February 19, 2013 concerning the shareholder proposal submitted to Alpha by the New York State Common Retirement Fund. We also have received letters from Alpha dated February 6, 2013 and February 14, 2013. On January 22, 2013, we issued our response expressing our informal view that Alpha could exclude the proposal from its proxy materials for its upcoming annual meeting.

You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Vaughn R. Groves
Alpha Natural Resources, Inc.
vgroves@alphanr.com

SANFORD J. LEWIS, ATTORNEY

February 19, 2013

Via Email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Alpha Natural Resources Regarding Sexual Orientation Nondiscrimination Policy Submitted by New York State Common Retirement Fund – Request for Reconsideration – Second Supplemental Reply

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent") has submitted a shareholder proposal (the "Proposal") to Alpha Natural Corporation (the "Company"). The following supplement responds to the Company's supplemental reply of February 15, 2013 to our request for reconsideration. A copy of this letter is being e-mailed concurrently to William L. Phillips, III.

The Company goes out of its way in its latest letter to assert that it never acknowledged receiving a fax, and that strict adherence to the rules would require exclusion due to failure of the Proponent to send the proof of ownership to the appropriate location.

In reviewing the file once more to see what was acknowledged and what was not, we notice that that the Company's no action request included the version of the Proposal faxed to the agent, as documented by the fax cover sheet included. **Exhibit A, attached to this letter.**

When the Company sent a deficiency letter to the Proponent it did not notify the Proponent that the fax number through which it first received the proposal was inappropriate for correspondence regarding this matter. Exhibit B, attached to this letter. Instead, the Company advised the Proponent in its deficiency notice to **"Please send this information to me using the fax, email or mailing address shown above**." However, no fax number was provided or labeled as such in that deficiency notice. Accordingly, given that the proposal clearly reached the company initially via the fax number that the Proponent utilized, and that the Company did not provide an alternative fax number for submission of the above ownership letter, the clear implication created by the Company's actions toward the Proponent was that the fax number being used was functional.

Given that the company in fact received the faxed Proposal from the Proponent, and further encouraged the Proponent to fax the proof of ownership, it seems clear that the Company should be estopped from asserting that such number was inappropriate to send the proof of ownership.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

Accordingly, we request that the Staff grant reconsideration and find that the Proposal is not excludable since proof of ownership was provided in a manner that the Company led the proponent to believe was acceptable.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Patrick Doherty
Jenika Conboy
William L. Phillips, III

Exhibit A
Faxed version of the Proposal
From the Company's No Action Request

Alpha Natural Resources

EXHIBIT A

This Exhibit from the Company's No Action Request shows that the fax number used was effective to reach the company.

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Vaughn R Groves

Phone Number:

Fax Number: 302-636-5454

Date: 11/29/12

Pages to follow: 4

Message:

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 29, 2012

Mr. Vaughn R. Groves
Corporate Secretary
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 16429
Bristol, Virginia 24209

Dear Mr. Groves:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Alpha Natural Resources, Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Alpha Natural Resources, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY- 2013

Whereas: Alpha Natural Resources does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 90% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 95% of Fortune 100 companies, according to the Human Rights Campaign. Over 70% of the Fortune 100 and 43% of the Fortune 500 now prohibit discrimination based on gender identity or expression;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty-one states, the District of Columbia and more than 160 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that Alpha Natural Resources amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity can diminish employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. Alpha Natural Resources will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Exhibit B
Company's Deficiency Notice



Alpha Natural Resources

Company's
deficiency
notice

December 7, 2012

VIA OVERNIGHT MAIL AND FACSIMILE

Patrick Doherty
Director-Corporate Governance
State of New York, Office of the State Comptroller
633 Third Avenue - 31st Floor
New York, NY 10017
Fax: (212) 681-4468

Re: Shareholder Proposal

Dear Mr. Doherty:

This letter acknowledges receipt of your letter dated November 29, 2012 by State of New York, Office of the State Comptroller on behalf of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System ("State Comptroller"), requesting that Alpha Natural Resources, Inc. ("Alpha" or the "Company") include a shareholder proposal in its proxy statement for its 2013 annual meeting of shareholders. We appreciate your interest in Alpha and would welcome an opportunity for you to discuss the proposal with me.

As you are aware, Rule 14a-8 under the Securities Exchange Act of 1934 (the text of which is attached hereto as Exhibit A) sets forth a number of procedural and eligibility requirements in connection with a shareholder's submission of a shareholder proposal to be included in a company's proxy statement. In reviewing the State Comptroller's proposal, and without waiving any other possible grounds for exclusion, we noted that some of the procedural and eligibility requirements were not met.

Rule 14a-8(b) requires a shareholder proponent to show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the shareholder meeting. While we note the statement in your letter that the State Comptroller will "continue to hold at least $2,000 worth of [Alpha's] securities through the date of the annual meeting," we are unable to verify that the State Comptroller has, in fact, held shares of Alpha common stock continuously for a period of at least one year as of and including the date of submission of the proposal as required by Rule 14a-8. We have confirmed that the State Comptroller is not a record owner on the Company's books and records of the requisite number of shares of Alpha's common stock. Further, the State Comptroller has not provided a supporting letter from the Depository Trust Company (DTC) participant (or an affiliate) record holder of the State Comptroller's Alpha common stock indicating that the State Comptroller has held the requisite number of shares of Alpha common stock continuously for the requisite one-year period preceding and including the date of submission of the State Comptroller's proposal.

No fax number



Please send me an affirmative written statement from the record holder of Alpha's common stock that states that the State Comptroller beneficially owns, and specifically verifies that the State Comptroller has continuously held, the required amount of Alpha common stock for at least the one-year period preceding and including November 29, 2012. Please send this information to me using the fax, e-mail or mailing address shown above. Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or the Company may be entitled to exclude your proposal from its proxy statement under Rule 14a-8. To avoid any errors or misunderstandings, I suggest that you use a form of mail or other transmission that provides proof of delivery.

We look forward to discussing the State Comptroller's shareholder proposal with you. Please contact me at your earliest convenience to arrange this discussion.

Sincerely,



William L. Phillips, III
Assistant Secretary

Enclosure



February 14, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8; Omission of Stockholder Proposal

Dear Ladies and Gentlemen:

I am writing on behalf of Alpha Natural Resources, Inc. ("Alpha" and sometimes referred to hereinafter as the "Company") to supplement our previous letters to the Staff of the Division of Corporation Finance (the "Staff"), dated January 10, 2013 and February 6, 2013, regarding the stockholder proposal (the "Proposal") submitted by the State of New York, Office of the State Comptroller on behalf of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System (the "Proponent"), and to respond to the February 11, 2013 letter from Sanford J. Lewis, the Proponent's counsel (the "Proponent's Letter").

As explained in Alpha's prior letters, Alpha intends to omit the Proposal from its proxy solicitation materials for its 2013 annual meeting of stockholders because the Proponent failed to establish the requisite eligibility to submit a proposal under Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Alpha again confirms that it did not timely receive at its principal executive offices a written statement from the record holder of Alpha's shares of common stock verifying that, at the time the Proponent submitted the Proposal, the Proponent had continuously held the requisite number of shares of Alpha's common stock for at least the one-year period as required by Rule 14a-8(b).

The Proponent's Letter misrepresents the facts and alleges that, "[Alpha] acknowledged that its registered agent timely received Proponent's proof of ownership, but failed to forward it to [Alpha]." ***At no point has Alpha made any such acknowledgement.*** In fact, in the letter submitted by Alpha on February 6, 2013, I reiterated the Staff's statement in Staff Legal Bulletin No. 14 (Jul. 13, 2001) that, if a stockholder sends a proposal "to any other location, <u>even if it is to an agent of the company or to another company location, this would not satisfy the requirement</u>." Emphasis added. Based on the foregoing, Alpha's registered agent could not effectively receive the Proposal and related correspondence on behalf of Alpha.

PO Box 16429 / One Alpha Place / Bristol, Virginia 24209 / 866-322-5742 / 276-619-4410 / www.alphanr.com

I then further stated the following:

> The Company did not receive any communications from the Proponent during the 14 day period following the submission of the Defect Letter. In fact, until the February 4, 2013 Proponent's Letter, Alpha did not receive any communications from the Proponent at its principal executive offices other than the Proposal. Unbeknownst to Alpha, despite all of the contact information presented to it, the Proponent went to a third-party website for
>
> Alpha's facsimile number. This third-party website contained a facsimile number for Alpha's registered agent, CSC, located in Delaware. The Proponent faxed documentation of proof of ownership on December 20, 2012 (the "Proof of Ownership"), which was not sent to Alpha's principal executive offices, but rather to its registered agent, CSC.

Emphasis added. Alpha's statement that "[t]he Proponent faxed documentation of [Proof of Ownership], which was not sent to Alpha's principal executive offices, but rather to its registered agent, CSC," is based on information provided Alpha in the Proponent's fax cover sheet. Alpha again confirms that it did not receive any communications from the Proponent at its principal executive offices other than the Proposal and further, that CSC has no record of ever receiving this facsimile transmission from the Proponent. In our February 6, 2013 letter, Alpha indicates that,

> CSC never contacted Alpha about the Proof of Ownership and, upon investigation, CSC indicated to Alpha that it has no record of Proponent's facsimile transmission of the Proof of Ownership sent on December 20, 2012. In discussing the matter with CSC, CSC informed Alpha that its policy is to only forward documents related to service of process or other summons. CSC further indicated that the Proposal had been forwarded as a courtesy to Alpha on November 29, 2012, but, pursuant to CSC's policies, any subsequent correspondence that is not related to service of process or other summons is shredded and not conveyed to the Company or other companies using CSC as their respective registered agents.

Emphasis added. Alpha confirms that it did not receive any notification from CSC regarding any submissions by, or correspondence from, the Proponent after the Proposal. Statements made in Alpha's February 6, 2013 letter are not an acknowledgement that Alpha timely received the Proponent's Proof of Ownership. Rather, after receiving the February 4, 2013 letter from the Proponent, we reached out to CSC and learned and confirmed that CSC has no record of Proponent's facsimile transmission of the Proof of Ownership.

The whole sequence of events and the amount of Company time and resources wasted on this matter demonstrates the reason why the Staff does not allow proponents to send proposals and related correspondence to a location other than at the company's "principal executive offices." To reiterate my point from my prior letter dated February 6, 2013, the Proponent was in the best position to protect its own interest by using an appropriate degree of diligence in following Alpha's and the Staff's guidance as to the correct means to submit its Proof of Ownership to Alpha. The Proponent disregarded the contact information provided by the Company in the Defect Letter and failed to confirm the facsimile number it found on a third-party website in accordance with the instruction provided by the Staff in Staff Legal Bulletin 14C (Jun. 28, 2005). The Proponent now misrepresents the plain meaning of what was written in Alpha's February 6, 2013 letter.

Therefore, for the reasons set forth herein and in our prior letter – if the Staff determines to reconsider the January 22, 2013 no action letter – Alpha respectfully requests that the Staff will again concur that it will take no action if Alpha omits the Proposal from its proxy solicitation materials for its

2013 annual meeting of stockholders. If the Staff disagrees with the conclusions set forth in this letter, I would appreciate an opportunity to confer with you prior to the issuance of the Staff's response. We very much appreciate the Staff's attention to this matter.

Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011), in order to facilitate transmission of the Staff's response to my request, my email address is vgroves@alphanr.com, and the Proponent representative's email address is pdoherty@osc.state.ny.us.

If you have any questions or require any additional information, please do not hesitate to contact me at (276) 619-4463.

Sincerely,



Vaughn R. Groves
Executive Vice President, General Counsel and Secretary

cc: William L. Phillips, III
Vice President, Deputy General Counsel and Assistant Corporate Secrctary

Patrick Doherty, State of New York, Office of the State Comptroller,
Pension Investments & Cash Management

SANFORD J. LEWIS, ATTORNEY

February 11, 2013

Via Email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Alpha Natural Resources Regarding Sexual Orientation Nondiscrimination Policy Submitted by New York State Common Retirement Fund – Request for Reconsideration – Supplemental Reply

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent") has submitted a shareholder proposal (the "Proposal") to Alpha Natural Corporation (the "Company"). The Company sent a no action request letter dated January 10, 2013 to the Securities and Exchange Commission asserting under Rule 14a-8(f) that it had not received proof of ownership. On January 22, 2013, the Staff issued a no action letter. I wrote requesting reconsideration on February 4, 2013. The following supplement responds to the Company's reply of February 6, 2013. A copy of this letter is being e-mailed concurrently to William L. Phillips, III.

In its reply, the Company acknowledged that the fax number utilized by the Proponent and obtained from the Company's New York Stock Exchange listing belonged to its registered agent. The Company further acknowledged that its registered agent timely received Proponent's proof of ownership, but failed to forward it to the Company. This is not an instance, as contemplated by Staff Legal Bulletin 14C, where the Proposal went to a random third-party, but rather an instance where the Company acknowledged that its registered agent, in fact, received the requisite proof document in a timely manner. The Company was in constructive receipt of the proof of ownership; therefore, the Proposal should not be excludable.

Furthermore, the Company argues semantics to assert that the content of the Proponent's proof of ownership was deficient. Specifically, the Company attacks the language in the proof of ownership stating that the stock in question was held "as of November 29, 2012," versus the Company's preferred language "preceding and including November 29, 2012." However, the proof of ownership accurately states that the stock in question was held for one year prior as of the filing date of November 29, 2012. As such, the stock was documented to be held for the requisite time as provided for in Rule 14a-8(b) and the proof of ownership should not be deemed deficient.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

Please call me at (413) 549-7333 with respect to any questions or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Patrick Doherty
Jenika Conboy
William L. Phillips, III


Alpha Natural Resources

February 6, 2013

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8; Omission of Stockholder Proposal

Dear Ladies and Gentlemen:

I am writing on behalf of Alpha Natural Resources, Inc. ("Alpha" and sometimes referred to hereinafter as the "Company") to supplement our previous letter to the Staff of the Division of Corporation Finance (the "Staff"), dated January 10, 2013, regarding the stockholder proposal (the "Proposal") submitted by the State of New York, Office of the State Comptroller on behalf of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System (the "Proponent"), and to respond to the February 4, 2013 letter from Sanford J. Lewis, the Proponent's counsel (the "Proponent's Letter"), asking the Staff to reconsider its no action letter dated January 22, 2013.

As explained in our January 10, 2013 letter, Alpha intends to omit the Proposal from its proxy solicitation materials for its 2013 annual meeting of stockholders because the Proponent failed to establish the requisite eligibility to submit a proposal under Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Alpha did not timely receive at its principal executive offices a written statement from the record holder of Alpha's shares of common stock verifying that, at the time the Proponent submitted the Proposal, the Proponent had continuously held the requisite number of shares of Alpha's common stock for at least the one-year period as required by Rule 14a-8(b).

Background

The Proponent submitted the Proposal to Alpha by mail at its principal executive offices and to Alpha's registered agent in Delaware, Corporation Service Company ("CSC"), by facsimile on November 29, 2012. Alpha received a notification from CSC that a document had been submitted on November 29, 2012 and received the mailed Proposal at its principal executive offices on November 30, 2012. As we explained in our January 10, 2013 letter, the Proponent did not include a letter with the submission of the Proposal from the record holder verifying the Proponent's ownership of the requisite number of shares of Alpha's common stock for the one-year period required under Rule 14a-8(b). Accordingly, Alpha sent a letter dated December 7, 2012, by facsimile transmission and overnight mail (the "Defect Letter"), to the Proponent in which Alpha requested that the Proponent provide Alpha with proof of its ownership of the requisite number of shares of Alpha's common stock continuously for the required one-year period from the appropriate DTC Participant as mandated by Rule 14a-8(b). Among other matters, the Defect Letter stated that the Proponent must respond and correct the deficiency no later than 14 days from the date of receipt of the Defect Letter. The Defect Letter indicated that the response should be sent to the attention of William L. Phillips, III, Alpha's Deputy General Counsel at Alpha's principal executive offices with the address provided in the letter as well as a phone number, and the Defect Letter was faxed from the correct facsimile number at Alpha's principal executive offices.

The Company did not receive any communications from the Proponent during the 14 day period following the submission of the Defect Letter. In fact, until the February 4, 2013 Proponent's Letter, Alpha did not receive any communications from the Proponent at its principal executive offices other than the Proposal. Unbeknownst to Alpha, despite all of the contact information presented to it, the Proponent

PO Box 16429 / One Alpha Place / Bristol, Virginia 24209 / 866-322-5742 / 276-619-4410 / www.alphanr.com went to a third-party website for Alpha's facsimile number. This third-party website contained a facsimile number for Alpha's registered agent, CSC, located in Delaware. The Proponent faxed documentation of proof of ownership on December 20, 2012 (the "Proof of Ownership"), which was not sent to Alpha's principal executive offices, but rather to its registered agent, CSC. CSC never contacted Alpha about the Proof of Ownership and, upon investigation, CSC indicated to Alpha that it has no record of Proponent's facsimile transmission of the Proof of Ownership sent on December 20, 2012. In discussing the matter with CSC, CSC informed Alpha that its policy is to only forward documents related to service of process or other summons. CSC further indicated that the Proposal had been forwarded as a courtesy to Alpha on November 29, 2012, but, pursuant to CSC's policies, any subsequent correspondence that is not related to service of process or other summons is shredded and not conveyed to the Company or other companies using CSC as their respective registered agents.

Staff Has Clearly Stated that Proposals and Related Correspondence Must Be Sent to A Company's Principal Executive Offices; Proof of Ownership Sent to the Wrong Place

Under Rule 14a-8(e)(2), a stockholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices." In connection with submitting the proposal, a stockholder proponent that is not a registered holder of the securities, such as the Proponent, is to submit to the company a written statement of the record holder verifying that the proponent has held the requisite number of securities for the required one-year period. The Staff stated in Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14") that, if a stockholder sends a proposal "to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement." In a similar situation, the Staff permitted the exclusion of a proposal since it had been received after the deadline even though the proponent in that instance claimed it attempted to submit the proposal via a registered agent prior to the deadline. *Newell Rubbermaid Inc.* (Jan. 24, 2012).

Additionally, the Staff has provided stockholder proponents with guidance as to what facsimile number to rely upon when transmitting a proposal or transmitting a response to a notice of defects to a company. Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). In SLB 14C, the Staff instructed as follows:

> [a] shareholder proponent is encouraged to submit a proposal or a response to a notice of defects by a means that allows him or her to determine when the proposal or response was received by the company, such as by facsimile. However, if the shareholder proponent transmits these materials by facsimile, the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submissions. For example, **if the shareholder proponent obtains the company's facsimile number from a third-party website, and the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal or response in a timely manner**. As such, shareholder proponents should use the facsimile number for submitting proposals that the company disclosed in its most recent proxy statement. In those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, **we encourage shareholder proponents to contact the company to obtain the correct facsimile number for submitting proposals and responses to notices of defects**.

SLB 14C, emphasis added. The Proponent's Letter states that the Proof of Ownership was faxed to the Company on December 20, 2012 when, in fact, it was not. The Proponent has not provided any confirmation that the Proof of Ownership was received at Alpha's principal executive offices nor does Alpha have any record of receipt of the Proof of Ownership at its principal executive offices from the Proponent.

SLB 14 and SLB 14C provide specific guidance to stockholder proponents regarding where and how they should submit proposals and related materials to companies. The onus is placed on the Proponent to make sure the Proof of Ownership was postmarked, or transmitted electronically, no later than 14 days from the date the Proponent received the Defect Letter and properly submitted to Alpha at its principal executive offices as specifically directed by the Defect Letter and in accordance with Staff guidance. We believe that the Staff would agree that the Proponent was in the best position to protect its own interest by using an appropriate degree of diligence in following Alpha's and the Staff's guidance as to the correct means to submit its Proof of Ownership to Alpha. The Proponent disregarded the contact information provided by the Company in the Defect Letter and failed to confirm the facsimile number it found on a third-party website in accordance with the instruction provided by the Staff in SLB 14C. The Proponent further disregarded the Staff's guidance and did not contact the Company to obtain the correct facsimile number and thus did not submit its Proof of Ownership to the Company contrary to what is stated in the Proponent's Letter. The Proponent sent the Proof of Ownership to a third-party outside the control of the Company and which third-party, as a matter of its own policy, discards such correspondence received by its clients. Alpha and other companies cannot monitor correspondence received by their respective registered agents. This further underscores the Staff's point in SLB 14 that the delivery of stockholder proposals and related materials to an agent of a company will not satisfy the principal executive offices' delivery requirement of Rule 14a-8(e)(2). Finally, the Proponent is a sophisticated investor with over 100 stockholder proposals submitted to various companies over the years and should be aware of the instructions provided by the Staff in SLB 14 and SLB 14C, among others.

Proof of Ownership Also Deficient as to Continuous Ownership for the Requisite One-Year Period

Even if the Proof of Ownership had been timely received by Alpha, it is deficient and does not provide that the Proponent continuously held the requisite number of shares of Alpha's common stock for at least the required one-year period prescribed by Rule 14a-8(b). Rule 14a-8(b) requires that a stockholder proponent show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the stockholder meeting[1]. Staff Legal Bulletin No. 14G (Oct. 16, 2012) states that the stockholder proponent's proof of ownership must cover the entire one-year period "preceding and including" the date of proposal submission. In the Defect Letter, Alpha also emphasized this requirement to the Proponent and requested that the Proponent send "an affirmative written statement from the record holder of Alpha's common stock that states that the [Proponent] beneficially owns, and specifically verifies that the [Proponent] has continuously held, the required amount of Alpha common stock for at least the one-year period preceding and including November 29, 2012." Based on the Proof of Ownership from J.P. Morgan Chase, the Proponent held its shares of Alpha common stock as of November 29, 2012; it does not include November 29, 2012, thereby leaving a day in which the Company could not confirm ownership of Alpha's common stock by the Proponent.

Therefore, for the reasons set forth herein and in our prior letter – if the Staff determines to reconsider the January 22, 2013 no action letter – Alpha respectfully requests that the Staff will again concur that it will take no action if Alpha omits the Proposal from its proxy solicitation materials for its 2013 annual meeting of stockholders. If the Staff disagrees with the conclusions set forth in this letter, I would appreciate an opportunity to confer with you prior to the issuance of the Staff's response. We very much appreciate the Staff's attention to this matter.

Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011), in order to facilitate transmission of the Staff's response to my request, my email address is vgroves@alphanr.com, and the Proponent representative's email address is pdoherty@osc.state.ny.us.

---

[1] *See, e.g., AT&T Inc.* (December 16, 2010) (concurring with the exclusion of a stockholder under Rule 14a-8(b) and Rule 14a-8(f) because the proponent "failed to supply, within 14 days of receipt of AT&T's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Time Warner Inc.* (February 19, 2009) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); and *International Business Machines Corp.* (January 17, 2004) (concurring in the exclusion of a stockholder proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"). *See also Alcoa Inc.* (February 18, 2009); *Qwest Communications International Inc.* (February 28, 2008); and *General Motors Corp.* (April 5, 2007).

If you have any questions or require any additional information, please do not hesitate to contact me at (276) 619-4463.

Sincerely,



Vaughn R. Groves
Executive Vice President, General Counsel and Secretary

cc: William L. Phillips, III
Vice President, Deputy General Counsel and Assistant Corporate Secretary

Patrick Doherty, State of New York, Office of the State Comptroller,
Pension Investments & Cash Management

SANFORD J. LEWIS, ATTORNEY

February 4, 2013

Via Email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Alpha Natural Resources Regarding Sexual Orientation Nondiscrimination Policy Submitted by New York State Common Retirement Fund – Request for Reconsideration

Ladies and Gentlemen:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent") has submitted a shareholder Proposal (the "Proposal") to Alpha Natural Corporation (the "Company"). The Company sent a no action request letter dated January 10, 2013 to the Securities and Exchange Commission asserting under Rule 14a-8(f) that it had not received proof of ownership. On January 22, 2013, the Staff issued a no action letter. We are writing to document that proof of ownership was received by the Company, and to request reconsideration. A copy of this letter is being e-mailed concurrently to William L. Phillips, III.

As shown in Exhibit A to this letter, proof of ownership was faxed to the Company on December 20, 2012. The fax receipt shows that the Company received the documentation on that date, which was within the 14 day time limit of its deficiency letter of December 7, 2012.

As demonstrated above, the Proposal is not excludable Rule14a-8(f). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 with respect to any questions or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law
cc: Patrick Doherty
Jenika Conboy
William L. Phillips, III

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

Exhibit A
Documentation of
Proof of Ownership

TRANSMISSION VERIFICATION REPORT

TIME : 12/20/2012 12:41
NAME : NYS COMPTROLLER
FAX : 2126814468
TEL :
SER.# : BROM5J402275

DATE,TIME	12/20 12:40
FAX NO./NAME	913026365454
DURATION	00:00:56
PAGE(S)	02
RESULT	OK
MODE	STANDARD ECM

Alpha Nat Resources

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Vaughn Groves

Phone Number: 276-619-4410

Fax Number: 302-636-5454

Date: /

Pages to follow: 2

Message: Certification of Stock ownership

Alpha Nat Resources

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Vaughn Groover

Phone Number: 276-619-4410

Fax Number: 302-636-5454

Date: 12/20/12

Pages ~~to follow~~: 2

Message: Certification of Stock ownership

J.P.Morgan

Daniel F. Murphy

Vice President
Client Service
Worldwide Securities Services

December 19, 2012

William L. Phillips, III
Assistant Secretary
Alpha Natural Resources
One Alpha Place
P.O. Box 16429
Bristol, VA 24209

Dear Mr. Phillips,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Alpha Natural Resources continuously for at least one year as of November 29, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 904,375 shares of common stock as of November 29, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,



Daniel Murphy

cc: Patrick Doherty – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 499 6148 Facsimile: +1 212 623 0604 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.